SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HOSPITALITY PROPERTIES TRUST

(Name of Subject Company (Issuer))

HOSPITALITY PROPERTIES TRUST

(Name of Filing Person (Issuer))

3.80% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

44106MAK8
44106MAJ1
(CUSIP Numbers of Class of Securities)

John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
(617) 964-8389
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alexander A. Notopoulos, Jr., Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(617) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$79,095,898.62	$9,064.39

*

Calculated solely for purpose of determining the amount of the filing fee. The repurchase price of the 3.80% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but not including, the repurchase date. As of February 15, 2012, there was $79,054,000 in aggregate principal amount of the Notes outstanding, and it is expected that there will be accrued and unpaid interest in an amount equal to $0.53 per $1,000 principal amount of Notes due on the repurchase date, resulting in an aggregate maximum purchase price of $79,095,898.62.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the aggregate amount of the valuation of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
	Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

As required pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of February 25, 1998, between Hospitality Properties Trust, a Maryland real estate investment trust (the “Company”), and U.S. Bank National Association, as successor trustee to State Street Bank and Trust Company (the “Trustee”), as supplemented by Supplemental Indenture No. 10, dated as of March 7, 2007 (as so supplemented, the “Indenture”), between the Company and the Trustee, relating to the Company’s 3.80% Convertible Senior Notes due 2027 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes as set forth in the Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if properly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture and the Put Option Documents.  The Notes are convertible into common shares of beneficial interest, $0.01 par value per share, of the Company, subject to the terms specified in the Indenture and the Notes.  As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Documents is incorporated by reference into this Schedule TO.

Item 10.  Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders of the Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically through EDGAR.

Item 11.  Additional Information.

Not applicable.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012.

(a)(1)(B)	Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release issued by the Company on February 16, 2012.

Exhibit No.	Description

(b)

Credit Agreement, dated as of September 8, 2011, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 9, 2011.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(g)	None.

(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOSPITALITY PROPERTIES TRUST

By:	/s/ Mark L. Kleifges
	Name:	Mark L. Kleifges
	Title:	Treasurer and Chief Financial Officer

Dated:  February 16, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012.

(a)(1)(B)	Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release issued by the Company on February 16, 2012.

(b)

Credit Agreement, dated as of September 8, 2011, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 9, 2011.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(g)	None.

(h)	None.